UNITED STATES
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

CRESCENT FINANCIAL CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

225744 10 1
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 225744 10 1

1	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

James A. Lucas, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization

United States
	5	Sole Voting Power

		301,766
Number of	6	Shared Voting Power
Shares
Beneficially		237,788
Owned by	7	Sole Dispositive Power
Each Reporting
Person With		301,766
	8	Shared Dispositive Power

		237,788
9	Aggregate Amount Beneficially Owned by Each Reporting Person

539,554
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

	Not Applicable.	☐
11	Percent of Class Represented by Amount in Row (9)

5.60%
12	Type of Reporting Person

IN

Item 1.

(a)	The Issuer Name is Crescent Financial Corporation

(b)           The Issuer’s Principal Business Address is:

1005 High House Road
Cary, NC  27513

Item 2.

(a)	James A. Lucas, Jr. (the “Reporting Person”)

(b)	The Reporting Person’s business address is 4909 Western Boulevard, Suite 200, Raleigh, NC 27606.

(c)	The Reporting Person is a citizen of the United States of America.

(d)	This filing relates to the common stock (the “Common Stock”), par value $1.00 per share, of Crescent Financial Corporation (the “Company”)

(e)	The Company’s CUSIP number is 225744101

Item 3.                    Not Applicable

Item 4.  Ownership

(a)
The Reporting Person beneficially owns 539,554 shares of Common Stock in the following manner:  The Reporting Person solely owns 301,766 shares in either  certificate form or in book-entry accounts, indirectly owns 7,060 shares as a member of an investment club of which the reporting person has a 5.88% interest, indirectly owns 80,600 shares as a member of an LLC of which the reporting person has a 50.00%, indirectly owns 148,887 shares as a member of an LLC of which the reporting person has a 33.33% interest and indirectly owns 1,241 shares held by a corporation of which the reporting person owns 29.00%.

(b)	Percent of beneficial ownership of the class is 5.60%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:	301,766
(ii)	Shared power to vote or to direct the vote:	237,788
(iii)	Sole power to dispose or to direct the disposition of:	301,766
(iv)	Shared power to dispose or to direct the disposition of :	237,788

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2009
Date

/s/ James A. Lucas, Jr.
Signature

James A. Lucas, Jr./Reporting Person
Name/Title